DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02013043

NO ACT
P.E 1-7-02
1-08610

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

January 23, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/23/2002

Wayne A. Wirtz
Assistant General Counsel
SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, TX 78205

Re: SBC Communications Inc.
Incoming letter dated December 10, 2001

Dear Mr. Wirtz:

This is in response to your letters dated December 10, 2001 and January 7, 2002 concerning the shareholder proposal submitted to SBC by Arnold Fischer and Julia Fischer. We also have received a letter from the proponents dated December 28, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Arnold Fischer, Trustee
Julia Fischer, Trustee
Fischer Family Trust
1610 West 10th Street
Sedalia, MO 65301-5213

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

December 10, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2002 Annual Meeting
Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Arnold Fischer and Julia Fischer for inclusion in SBC's 2002 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2002 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: SBC's cover letter to the proponents, this statement, the proponents' letter submitting the proposal, correspondence from SBC to the proponents, and subsequent correspondence from the proponents to SBC. A copy of this letter and related cover letter are being mailed concurrently to the proponents to advise them of SBC's intention to omit the proposal from its proxy materials for the 2002 Annual Meeting.

The Proposal

On November 7, 2001, SBC received a letter from the proponents, part of which reads as follows:

> . . . *Resolved, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and*
>
> *Be it further resolved, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a*

> *result of said increase; and*
> *Be it finally resolved, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.*

Reasons the Proposal May be Omitted from the Proxy Statement

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the reasons stated below.

Pursuant to Rules 14a-8(b)(1) and 14a-8(f): *The proponent fails to follow one of the eligibility or procedural requirements for submitting a shareholder proposal.*

As noted above, SBC received the proposal from the proponents on November 7, 2001, for submission at the 2002 Annual Meeting. SBC has found no record of proponents as shareholders. In a letter dated November 13, 2001, SBC notified the proponents that to submit a proposal, a shareholder must be the beneficial owner of at least $2,000 in market value of SBC stock and must have continuously owned these shares for at least one year prior to submitting the proposal. In accordance with Rules 14a-8(b) and (f), SBC requested that they submit documentation in the form of a written statement from the "record" holder verifying that, at the time they submitted the proposal, they had held the required number of shares for at least one year.

The Fischers replied, in a letter dated November 23, 2001, by submitting copies of the following: (1) a brokerage statement from Edward Jones for the period of September 29, 2001 to October 26, 2001, showing that Arnold Fischer and Julia Fischer, as trustees of the Fischer Family Trust, jointly held 1,104 SBC Shares; (2) two statements from Third National Bank showing that Arnold Fischer acquired 250 SBC shares on November 4, 1994, and 250 SBC shares on November 11, 1994; and (3) a statement from an unidentified source showing that Arnold Fischer and Julia Fischer moved 1,014 SBC Shares on October 15, 2001 to an unknown destination. All of the statements had different account numbers. To date, the Fischers have provided no other information.

At most, these documents show that Arnold Fischer held 500 SBC shares in November 1994 and that the Fischer Family Trust held 1,014 SBC shares in October 2001. It is impossible to confirm from these documents that the proponents have complied with the continuous one year holding period of Rule 14a-8(b)(1). For example, Mr. Fischer could have sold his SBC shares at any time after November 1994, which would not be shown on the other statement.

Similarly, the statement from Edward Jones simply states that the trust holds SBC shares in October 2001, but does not reflect their acquisition date. Moreover, the unidentified statement is of little value because it simply shows that 1,104 SBC shares were moved, but does not show to what account the shares were moved. Not only do these documents fail to show "continuous" ownership, they do not even show the proponents held any shares on October 28, the date they submitted their proposal.

Rule 14a-8(b)(1) requires that the proponent "continuously" hold the shares for at least one year by the date the proposal is submitted. Where the proponent is not a record holder, Rule 14a-8(b)(2) specifically requires a verification from the record holder to the effect that the proponent beneficially owns the shares and has complied with the one year holding period. Upon notification of this requirement, the shareholder must supply the information within 14 days of the request by the issuer under Rule 14a-8(f). Although the proponents were timely notified of this deficiency by SBC, they have failed to comply with the rule.

The Staff recently addressed similar situations in *SBC Communications Inc.* (December 14, 1999) and *Bell Atlantic Corporation* (July 21, 1999). In each case, the proponent sent copies of his brokerage statements showing his ownership at the beginning and end of the one year period. The brokerage statements did not show that the proponent had held the securities "without interruption for the entire year." The Staff agreed, stating in each case: "[T]he proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by Rule 14a-8(b)." The Staff has consistently concluded that a registrant may properly exclude a proposal from a proponent who fails to follow one of the eligibility or procedural requirements for submitting a shareholder proposal. *See Oracle Corporation* (June 22, 2001) and *Sierra Health Services* (March 16, 2001), each of which had proposals submitted by proponents who submitted "snapshots" of their ownership at different times without providing evidence of "continuous" ownership and were properly excludable.

Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(f).

Pursuant to Rule 14a-8(i)(7): *The proposal deals with a matter relating to the company's ordinary business operations.*

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In its Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

As noted above, the Fischer's proposal relates to SBC's Board of Directors implementing a policy that would increase the benefits payable to SBC's management and nonmanagement employees under its pension plan. The plan that the proponents seek to affect is a traditional pension plan, the administration of which is part of the ordinary business operations of the company. It is not appropriate, nor is it even feasible, to have the shareholders involved in mundane issues relating to employee compensation; it is simply one of the ordinary tasks necessary to operate the business.

The Staff has consistently concluded that proposals concerning employment practices and policies for the general workforce relate to the ordinary business of the registrant. More specifically, the staff has long held the position that pension benefits for employees are a general compensation matter relating to the registrant's ordinary business operations and, therefore, are properly excludable under Rule 14a-8(i)(7). *See DTE Energy Company* (January 22, 2001), *International Business Machines Corporation* (January 2, 2001, and December 30, 1999), *Avery Dennison Corporation* (November 29, 1999), *Bell Atlantic Corporation* (October 18, 1999), *United Technologies Corporation* (January 25, 1999), *General Electric Company* (January 25, 1999), and *CIGNA Corporation* (December 21, 1998), all of which had proposals to provide cost of living adjustments to pension benefits that were excludable because they were related to employment matters of the registrant).

Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(i)(7).

* * *

Consistent with the views of the Staff in the foregoing letter and release, it is my opinion that SBC may omit the proposal from its proxy materials for its 2002 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirt

Enclosures

cc: Arnold Fischer
Julia Fischer

October 28, 2001

RECEIVED

NOV 0 7 2001

CORPORATE
SECRETARY'S OFFICE

VIA CERTIFIED MAIL - RETURN RECEIPT REQUESTED

Vice President and Secretary of SBC
Attention: Judith M. Sahm
175 East Houston
San Antonio, TX 78205

Re: **Shareowner Proposal and Resolution Pertaining to Increases in Pension Benefits for Current and Future Retired Employees**

Dear Ms. Sahm:

Attached herewith is a Shareowner Proposal and Resolution pertaining to the SBC Pension Benefit Plan. This proposal would establish a procedure for annual pension benefit increases whenever financially feasible equal to the social security benefit increase provided to social security retiree recipients.

The purpose of this proposal is to ensure that SBC retirees are provided a dignified and respectable retirement which is not eroded over the years by inflation. This resolution not only benefits those retirees, but also would substantially increase morale for current employees who are looking forward to a fair and equitable retirement from SBC.

It is furthermore my desire to have this resolution personally presented at the Annual Meeting. Please advise as to the procedures for accomplishing this goal.

If you have any questions about this resolution, or if further changes need to be made, please advise. Otherwise, this correspondence with attached resolution constitutes our Shareowner Proposal for the next annual meeting.

Very truly yours,

Arnold B. Fischer
Julia M. Fischer

Arnold B Fischer
Julia M. Fischer TTEES
U/A Dated 1/24/1997 For
Fischer Family TRUST
1610 W 10th ST
Sedalia MO 65301-5213
660-827-0975

SHAREOWNER PROPOSAL

WHEREAS, it is evident that the current SBC Pension Benefit Plan provides no schedule or goal for periodic increases in pension benefits to reflect inflation; and

WHEREAS, the federal government provides whenever economically feasible, for periodic increases in retiree Social Security benefits to permit recipients to cope with inflation; and

WHEREAS, it is a benefit not only to current retirees, but also to employees who intend to retire from SBC to have a pension benefit which reflects, at least to the extent that Social Security reflects, increases in inflation; and

WHEREAS, it is the intent of this Resolution to provide for such increases only if economically feasible;

NOW THEREFORE, BE IT RESOLVED, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and

BE IT FURTHER RESOLVED, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a result of said increase; and

BE IT FINALLY RESOLVED, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.

Ronald B Fischer
Julia M. Fischer

SHAREOWNER'S SUPPORTING STATEMENT

The SBC Pension Fund is well funded. Investment earnings generated by the Pension Fund have resulted in the fund becoming "self-sustaining" many years ago. At last report (December 2000 Summary Annual Report), the value of the Pension Fund Assets, after subtracting liabilities, was $20,224,506,000.

Senior management has made it a habit in recent years to use monies from the Pension Fund for extremely lucrative buy-outs and retirement incentives for management personnel. Conversely, non-management retirees have had to continue to eke out a meager existence because they rarely receive any financial assistance in the way of pension increases. In fact, these non-management retirees have received only five small pension increases since December 31, 1983. Since that time, inflation has risen well over 60%. When compared to inflation, or, the largess management employees have received, these five increases are minuscule.

The retired working men and women built this Company into what it is today. During their working years, these former employees had a voice through their labor union, the Communications Workers of America. Today, they have no such voice because labor unions do not have legal right to negotiate for retirees. These retirees, are for all intents and purposes, without voice and on their own.

Inflation is constantly eroding the limited purchasing power of retirees pension dollars. Providing an annual increase, based on C.P.I. increases the preceding year, will at least lessen the bite. Again, the Pension Fund is well funded and can absorb these proposed increases. The Pension Fund is self-sustaining - no monies from corporate earnings have been contributed into the fund for many years. These retired non-management employees served the Company, its customers and shareowners well during their many years of loyal employment. Its time SBC recognized these non-management retirees and the contributions they made by insuring a more dignified retirement.

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

SBC

November 13, 2001

Via Certified Mail
Return Receipt Requested
Mr. Arnold B. Fischer, Trustee
Ms. Julia M. Fischer, Trustee
Fischer Family Trust
1610 West 10th Street
Sedalia, MO 65301-5213

Dear Mr. and Ms. Fischer:

On November 7, 2001, we received your letter dated October 28, 2001, submitting a shareowner proposal for inclusion in SBC's 2002 Proxy Statement. We are currently reviewing your proposal to determine if it is appropriate for inclusion in our 2002 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal and continue to hold those shares through the date of the Annual Meeting. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that you meet each of the above-mentioned requirements. For shares held by your broker, the *broker* must provide us with a written statement as to when the shares were purchased and that you have continuously held the minimum number of shares for the one year period. You must provide the documentation within 14 days of your receipt of this letter.

In addition, your proposal and supporting statement exceed the 500 word limit permitted by the SEC, and must be revised. You must provide the revised proposal and supporting statement within 14 days of your receipt of this letter.

Also, please confirm that you or your qualified representative will be present at the 2002 Annual Meeting in order to present your proposal. If the proposal is not introduced at the meeting, it will not be voted upon. The date and location for the 2002 Annual Meeting of Shareowners will be provided to you at a later date.

Sincerely,

Nancy H. Justice

November 23, 2001
VIA CERTIFIED MAIL - RETURN RECEIPT REQUESTED

Nancy H. Justice
SBC Communications, Inc.
175 East Houston Street
San Antonio, TX 78205

Dear Ms. Justice:

I am in receipt of your letter dated November 13, 2001, received on November 15, 2001.

I have enclosed documentation of ownership of SBC Shares and a revised proposal of less than 500 words. I or my representative will be present at the shareholder's meeting to enter the proposal.

Arnold B. Fischer
Arnold B. Fischer

Julia M. Fischer
Julia M. Fischer

SHAREOWNER PROPOSAL

WHEREAS, it is evident that the current SBC Pension Benefit Plan provides no schedule or goal for periodic increases in pension benefits to reflect inflation; and

WHEREAS, the federal government provides whenever economically feasible, for periodic increases in retiree Social Security benefits to permit recipients to cope with inflation; and

WHEREAS, it is a benefit not only to current retirees, but also to employees who intend to retire from SBC to have a pension benefit which reflects, at least to the extent that Social Security reflects, increases in inflation; and

WHEREAS, it is the intent of this Resolution to provide for such increases only if economically feasible;

NOW THEREFORE, BE IT RESOLVED, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and

BE IT FURTHER RESOLVED, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a result of said increase; and

BE IT FINALLY RESOLVED, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.

(signed) Arnold B. Fischer Arnold B Fischer
(signed) Julia M. Fischer Julia M. Fischer

SUPPORTING STATEMENT

The SBC Pension Fund is well funded. Earnings from investments made the fund "self-sustaining" many years ago. At last report the value of the Pension Fund Assets, less liabilities, was $20,224,506,000.

In recent years, Senior management has used Pension Fund Monies for the lucrative buy-outs and retirement incentives for management personnel. Conversely, non-management retirees continue to eke out a meager existence because they rarely receive any financial assistance in the way of pension increases. Only five small pension increases have been granted since December 31,1983 while inflation has risen over 60%. Compared to inflation, or the largess management employees have received, these five increases are miniscule.

These retired working men and women built this Company into what it is today. During their working years they had a voice through their labor union. Today, they have no voice. Labor unions do not have legal right to negotiate for retirees.

Inflation constantly erodes the limited purchasing power of pension dollars. Providing an annual increase will lessen the bite. The Pension Fund can absorb these proposed increases. The Fund is self-sustaining. No monies from corporate earnings have been contributed into the fund for many years. These retired non-management employees served the Company, its customers and shareowners well during their years of employment. It's time SBC recognized these non-management retirees and their contributions by insuring a more dignified retirement.

Arnold B Fischer
Julia M. Fischer

Edward Jones
Serving Individual Investors Since 1871

ARNOLD B FISCHER &
JULIA M FISCHER TTEES
U/A DATED 1/24/1997 FOR
FISCHER FAMILY TRUST
1610 W 10TH ST
SEDALIA MO 65301-5213

KATHY M. CHAMBERS
1304 TELFORD DRIVE
LIBERTY MO 64068
816-781-3809

Value Summary (Held at Edward Jones)	This period	Year-to-date
Beginning value	$26,844.72	$0.00
Assets added to account	87,790.96	114,635.68
Income	0.00	0.00
Assets withdrawn from account	0.00	0.00
Change due to market performance	-2,339.22	-2,339.22
Ending value	$112,296.46	

Summary of Your Assets

Held at Edward Jones	Value on Oct 26	Value on Sep 29	Change in value
Stocks	$83,901.27	—	$83,901.27
Mutual funds	28,395.19	26,844.72	1,550.47
Total at Edward Jones	**$112,296.46**	$26,844.72	$85,451.74

Your Estimated Interest and Dividends

The following is an estimated summary of your interest and dividend income for the next 12 months. It is based on a variety of factors. These factors, including distribution rates and amount of principal invested, are subject to change. Because they are estimates, the specific amounts listed here are not guaranteed by Edward Jones or by the underlying issuer(s) of the securities. Income from items with * is being reinvested.

Stocks	Quantity	2001 NOV	DEC	2002 JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	Total
DOLLAR GENERAL CORP	2,385		76			76			76			76		304
SBC COMMUNICATIONS INC	1,014	259			259			259			259			1,036
UTILICORP UNITED INC	346		103			103			103			103		412
Total		**259**	**179**		**259**	**179**		**259**	**179**		**259**	**179**		**1,752**

[redacted]

Your Assets at Edward Jones

Stocks	Our asset category/ Our recommendation	Purchase date	Current price	Current shares	Current value	Cost per share	Total cost basis	Unrealized gain/loss	Est. ann. div. yield
DOLLAR GENERAL CORP Symbol: DG	Growth Maintain	—	14.230	2385.	$33,938.55	—	—	—	0.89%
SBC COMMUNICATIONS INC Symbol: SBC	Growth & Income Buy	—	39.200	1014.	39,748.80	—	—	—	2.61%
UTILICORP UNITED INC Symbol: UCU	Growth & Income Buy	—	29.520	346.	10,213.92	—	—	—	4.06%
Total stocks					**$83,901.27**		—	—	

Mutual funds	Our asset category	Current price	Current shares	Current value	Amount invested	Amount withdrawn	Total cost basis	Unrealized gain/loss
VAN KAMPEN AMERN CAP EMERGING GROWTH FD CL A Quote Symbol: ACEGX	Aggressive	40.84	695.279	$28,395.19	$10,000.00	—	$28,541.20	-$146.01
Total mutual funds				**$28,395.19**	$10,000.00	—	$28,541.20	-$146.01

Tc estimated asset value **$112,296.46**

[redacted]

Edward Jones
Serving Individual Investors Since 1871

Summary of Your Investment Activity

Total cash and money market funds on Sep 29	$0.00
Additions	
Deposits and transfers in	$0.00
Total additions	$0.00
Total cash and money market funds on Oct 26	**$0.00**

Detail of Your Investment Activity

Additions

	Date		Amount	Where Invested
Deposits and transfers in	10/15	PERSONAL CK#1187	$5.63	Cash Balance
	10/15	TOA FROM FISERV SECURITIE ACAT20012810024375 BOS 0632	-5.63	Cash Balance
	Total deposits and transfers in		**$0.00**	

Other Activity

Date	Activity		Quantity	Notes	Estimated Value
10/15	TRANSFER FROM	DOLLAR GENERAL CORP	2385.	TOA FROM FISERV SECURITIE	$32,817.60
10/15	TRANSFER FROM	SBC COMMUNICATIONS INC	1014.	TOA FROM FISERV SECURITIE	44,484.18
1[illegible]	RECEIVED	UTILICORP UNITED INC	230.		7,017.30
10/25	RECEIVED	UTILICORP UNITED INC	116.	RESULT OF DRS ACCT TERMINATION	3,471.88

[redacted]

RD NATIONAL BANK
T OFFICE BOX 351
LIA MO 65302

IN ACCORDANCE WITH YOU[R INS]TRUCTIONS WE ARE PLEASED TO CONFIRM THE BELOW TRANSACTION FOR YOUR AC[COUN]T AND RISK SUBJECT TO TERMS LISTED ON REVERSE SIDE.

THANK YOU.

*SEE REVERSE SIDE FOR SYMBOL EXPLANATION

LYNN WELTON 816-827-3333

	SYMBOL	ACCOUNT NO.	T*	TRANS #	CODES MKT*	CODES CAP*		TRADE DATE	SETTLEMENT DATE	OFFICE	AE #
	SBC	54339311	1	38553	N	1	27	11/11/94	11/18/94	44S	4082

QUANTITY	CUSIP NUMBER	SECURITY DESCRIPTION*	COUPON/MATURITY
250	845333103	SOUTHWESTERN BELL CORP	

PRICE	PRINCIPAL	COMMISSION	ST. TAX/INTEREST	SEC. FEE	MISC.	POST.	NET AMOUNT
	10,000.00	109.00				10,109.00	

CONFIRMATION/COMPARISON

ARNOLD B FISCHER
1610 W 10TH
SEDALIA MO 65301

DELIVERY INSTRUCTIONS
WE WILL DEBIT/CREDIT YOUR ACCOUNT
NUMBER 805750

Carried with BHC Securities Co MEMBER NYSE NASD SIPC
ORDERS UNSOLICITED UNLESS OTHERWISE SPECIFIED
3 CHF 5001

PLEASE RETAIN THIS COPY FOR YOUR RECORDS

497-18-4399

RD NATIONAL BANK
T OFFICE BOX 351
ALIA MO 65302

IN ACCORDANCE WITH YOUR INSTRUCTIONS WE ARE PLEASED TO CONFIRM THE BELOW TRANSACTION FOR YOUR ACCOUNT AND RISK SUBJECT TO TERMS LISTED ON REVERSE SIDE.

THANK YOU.

*SEE REVERSE SIDE FOR SYMBOL EXPLANATION

LYNN WELTON 816-827-3333

	SYMBOL	ACCOUNT NO.	T*	TRANS #	CODES MKT*	CODES CAP*		TRADE DATE	SETTLEMENT DATE	OFFICE	AE #
	SBC	54339311	1	96025	N	1	27	11/04/94	11/14/94	44S	4082

QUANTITY	CUSIP NUMBER	SECURITY DESCRIPTION*	COUPON/MATURITY
250	845333103	SOUTHWESTERN BELL CORP	

PRICE	PRINCIPAL	COMMISSION	ST. TAX/INTEREST	SEC. FEE	MISC.	POST.	NET AMOUNT
1/2	10,375.00	87.25					10,462.25

CONFIRMATION/COMPARISON

ARNOLD B FISCHER
1610 W 10TH
SEDALIA MO 65301

DELIVERY INSTRUCTIONS
WE WILL DEBIT/CREDIT YOUR ACCOUNT
NUMBER 805750

Activity **Sort: Type then SD(Oldest First)**

Printed on: 11/23/2001 10:00:01 AM
For Account Number: 54364386 Account Name: ARNOLD B FISCHER & JULIA M
Account Office:44S Account Rep:4097

SD	TD	Type	Code	Quantity	Symbol	Description	Trade	Price	Amount
10/10/01	10/10/01	Cash	SELL	0.87126S	SBC	SBC COMMUNICATIONS INC	11920	45.85	-39.95
10/10/01	10/10/01	Cash	STOCK MOVEMENT REC 11B	1L	ACATS OUT	ACATS OUTGOING FROM FISERV ACATS E D JONES			
10/15/01	10/15/01	Cash	STOCK MOVEMENT 99E DEL	2385S	DG	DOLLAR GENERAL CORPORATION AC SD 10-15 CSH1			
10/15/01	10/15/01	Cash	STOCK MOVEMENT 99E DEL	1014S	SBC	SBC COMMUNICATIONS INC ACAT SD 10/15 CSH1			
10/15/01	10/15/01	Cash	JOURNAL ENTRY			ACATS OUT SETTLE 10/15/01			-5.63
10/17/01	10/17/01	Cash	STOCK MOVEMENT 11B DEL	1S	ACATS OUT	ACATS OUTGOING FROM FISERV			
11/01/01	11/01/01	Cash	DIVIDEND		SBC	SBC COMMUNICATIONS INC ON 1014			-259.84

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 JAN 15 PM 4:07

LAW OFFICES

BARTLEY, GOFFSTEIN, BOLLATO, AND LANGE, L.L.C.
ATTORNEYS AND COUNSELORS
4399 LACLEDE AVENUE
ST. LOUIS, MISSOURI 63108

(314) 531-1054
FAX (314) 531-1131

WILLIAM H. BARTLEY
JOHN H. GOFFSTEIN
JEROME T. BOLLATO
GARY H. LANGE *
JEFFREY E. HARTNETT
RONALD C. GLADNEY
RICHARD J. BAUGH *
KATHERINE P. SCANNELL
TIMOTHY P. O'MARA *

* ALSO LICENSED IN ILLINOIS

3401 West Truman Boulevard, Suite 220
Jefferson City, MO 65109
(573) 634-3496

PLEASE RESPOND TO ST. LOUIS OFFICE

December 28, 2001

VIA CERTIFIED MAIL - RETURN RECEIPT REQUESTED
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **SBC Communications, Inc. 2002 Annual Meeting**
Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Sir:

This letter is in response and opposition to the December 10, 2001, correspondence transmitted to your office by SBC Communications, Inc., a copy of which is attached as Exhibit A. Citing Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. Enclosed are an original and six copies of said correspondence. The first contention contained in the SBC letter refers to Rule 14a-8(b)(1) and 14a-8(f). SBC erroneously contends that "the proponent fails to follow one of the eligibility procedural requirements for submitting a shareholder proposal." This is not true. Proponents are shareholders of SBC and have owned at least $2,000.00 in market value of SBC stock for years. Mr. Fischer has provided a Statement of his continuous ownership and SBC certainly has records to reflect this fact. His ownership is continuous and remains continuous to date.

The second contention raised in the SBC letter for refusal to submit the Proposal is pursuant to Rule 14a-8(i)(7) which states in pertinent part that " the Proposal deals with a matter relating to the company's ordinary business operations." The Proposal in question does not deal with ordinary business operations. In fact, it deals with the extraordinary decisions pertaining to periodic increases in pension benefits. The Proposal stands on its own in this regard. Contrary to the contention of ordinary business operations, the Proposal states in pertinent part "whereas it is evident that the current SBC Pension Benefit Plan provides no schedule or goal for periodic increases in pension benefits to reflect inflation . . ." Decisions concerning pension increases in accordance with Social Security retiree recipient increases could be deferred in emergency circumstances under the

Proposal. The financial stability of the Fund in question has never been seriously threatened and such deferral would therefore be an extraordinary business decision and not one of ordinary business operations. Furthermore, the shareowners supporting statement refers to the extremely lucrative buyouts and retirement incentives provided for top management personnel on a non-recurring and totally extraordinary basis. Those normal retirees having received only five small pension increases since December , 1983, while the same Fund is used to provide huge buyouts and retirement incentives for senior management on a case by case basis, there is nothing ordinary about the Proposal and what it seeks to remedy. (See Shareowners Supporting Statement and Shareowner Proposal attached.)

Interestingly, nothing in the earlier correspondence of SBC referred to the contention that the subject matter of the Proposal dealt with matters relating to the company's ordinary business operations.

Under such circumstances, the conclusions of the company in an attempt to prevent embarrassing disclosures of pension fund misuse to shareowners are highly suspect. In view of what has recently occurred with ENRON, the needs of shareowners and especially of shareowner/employees must not be so lightly disregarded. Our clients, the Fischers, feel, with some justification, that as shareowners, they are being treated by SBC as adversaries. They merely wish to have put in place a policy directing periodic pension increases for retirees in a fund which has more than eighteen billion dollars in assets. SBC should welcome this legitimate challenge from shareowners and should not play a disingenuous game of hide and seek with the rights of its shareowners and the pensions of its employees.

It is respectfully requested that the December 10, 2001 correspondence of SBC be discounted and that SBC be directed to include the Proposal in its 2002 proxy statement.

Very truly yours,

Ronald C. Gladney R.J.

RONALD C. GLADNEY

RCG:rt
Enclosures

cc: Mr. Arnold B. Fischer, Trustee
Ms. Julia M. Fischer, Trustee
SBC Communications, Inc.

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3730
Fax 210 351-3467

1934 Act/Rule 14a-8

December 10, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2002 Annual Meeting
Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Arnold Fischer and Julia Fischer for inclusion in SBC's 2002 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2002 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: SBC's cover letter to the proponents, this statement, the proponents' letter submitting the proposal, correspondence from SBC to the proponents, and subsequent correspondence from the proponents to SBC. A copy of this letter and related cover letter are being mailed concurrently to the proponents to advise them of SBC's intention to omit the proposal from its proxy materials for the 2002 Annual Meeting.

The Proposal

On November 7, 2001, SBC received a letter from the proponents, part of which reads as follows:

> *... Resolved, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and*
>
> *Be it further resolved, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a*

result of said increase; and
Be it finally resolved, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.

Reasons the Proposal May be Omitted from the Proxy Statement

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the reasons stated below.

Pursuant to Rules 14a-8(b)(1) and 14a-8(f): *The proponent fails to follow one of the eligibility or procedural requirements for submitting a shareholder proposal.*

As noted above, SBC received the proposal from the proponents on November 7, 2001, for submission at the 2002 Annual Meeting. SBC has found no record of proponents as shareholders. In a letter dated November 13, 2001, SBC notified the proponents that to submit a proposal, a shareholder must be the beneficial owner of at least $2,000 in market value of SBC stock and must have continuously owned these shares for at least one year prior to submitting the proposal. In accordance with Rules 14a-8(b) and (f), SBC requested that they submit documentation in the form of a written statement from the "record" holder verifying that, at the time they submitted the proposal, they had held the required number of shares for at least one year.

The Fischers replied, in a letter dated November 23, 2001, by submitting copies of the following: (1) a brokerage statement from Edward Jones for the period of September 29, 2001 to October 26, 2001, showing that Arnold Fischer and Julia Fischer, as trustees of the Fischer Family Trust, jointly held 1,104 SBC Shares; (2) two statements from Third National Bank showing that Arnold Fischer acquired 250 SBC shares on November 4, 1994, and 250 SBC shares on November 11, 1994; and (3) a statement from an unidentified source showing that Arnold Fischer and Julia Fischer moved 1,014 SBC Shares on October 15, 2001 to an unknown destination. All of the statements had different account numbers. To date, the Fischers have provided no other information.

At most, these documents show that Arnold Fischer held 500 SBC shares in November 1994 and that the Fischer Family Trust held 1,014 SBC shares in October 2001. It is impossible to confirm from these documents that the proponents have complied with the continuous one year holding period of Rule 14a-8(b)(1). For example, Mr. Fischer could have sold his SBC shares at any time after November 1994, which would not be shown on the other statement.

Similarly, the statement from Edward Jones simply states that the trust holds SBC shares in October 2001, but does not reflect their acquisition date. Moreover, the unidentified statement is of little value because it simply shows that 1,104 SBC shares were moved, but does not show to what account the shares were moved. Not only do these documents fail to show "continuous" ownership, they do not even show the proponents held any shares on October 28, the date they submitted their proposal.

Rule 14a-8(b)(1) requires that the proponent "continuously" hold the shares for at least one year by the date the proposal is submitted. Where the proponent is not a record holder, Rule 14a-8(b)(2) specifically requires a verification from the record holder to the effect that the proponent beneficially owns the shares and has complied with the one year holding period. Upon notification of this requirement, the shareholder must supply the information within 14 days of the request by the issuer under Rule 14a-8(f). Although the proponents were timely notified of this deficiency by SBC, they have failed to comply with the rule.

The Staff recently addressed similar situations in *SBC Communications Inc.* (December 14, 1999) and *Bell Atlantic Corporation* (July 21, 1999). In each case, the proponent sent copies of his brokerage statements showing his ownership at the beginning and end of the one year period. The brokerage statements did not show that the proponent had held the securities "without interruption for the entire year." The Staff agreed, stating in each case: "[T]he proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by Rule 14a-8(b)." The Staff has consistently concluded that a registrant may properly exclude a proposal from a proponent who fails to follow one of the eligibility or procedural requirements for submitting a shareholder proposal. *See Oracle Corporation* (June 22, 2001) and *Sierra Health Services* (March 16, 2001), each of which had proposals submitted by proponents who submitted "snapshots" of their ownership at different times without providing evidence of "continuous" ownership and were properly excludable.

Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(f).

Pursuant to Rule 14a-8(i)(7): *The proposal deals with a matter relating to the company's ordinary business operations.*

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In its Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

As noted above, the Fischer's proposal relates to SBC's Board of Directors implementing a policy that would increase the benefits payable to SBC's management and nonmanagement employees under its pension plan. The plan that the proponents seek to affect is a traditional pension plan, the administration of which is part of the ordinary business operations of the company. It is not appropriate, nor is it even feasible, to have the shareholders involved in mundane issues relating to employee compensation; it is simply one of the ordinary tasks necessary to operate the business.

The Staff has consistently concluded that proposals concerning employment practices and policies for the general workforce relate to the ordinary business of the registrant. More specifically, the staff has long held the position that pension benefits for employees are a general compensation matter relating to the registrant's ordinary business operations and, therefore, are properly excludable under Rule 14a-8(i)(7). *See DTE Energy Company* (January 22, 2001), *International Business Machines Corporation* (January 2, 2001, and December 30, 1999), *Avery Dennison Corporation* (November 29, 1999), *Bell Atlantic Corporation* (October 18, 1999), *United Technologies Corporation* (January 25, 1999), *General Electric Company* (January 25, 1999), and *CIGNA Corporation* (December 21, 1998), all of which had proposals to provide cost of living adjustments to pension benefits that were excludable because they were related to employment matters of the registrant).

Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(i)(7).

* * *

Consistent with the views of the Staff in the foregoing letter and release, it is my opinion that SBC may omit the proposal from its proxy materials for its 2002 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosures

cc: Arnold Fischer
Julia Fischer

12/15/01 12:03

SHAREOWNER PROPOSAL

WHEREAS, it is evident that the current SBC Pension Benefit Plan provides no schedule or goal for periodic increases in pension benefits to reflect inflation; and

WHEREAS, the federal government provides whenever economically feasible, for periodic increases in retiree Social Security benefits to permit recipients to cope with inflation; and

WHEREAS, it is a benefit not only to current retirees, but also to employees who intend to retire from SBC to have a pension benefit which reflects, at least to the extent that Social Security reflects, increases in inflation; and

WHEREAS, it is the intent of this Resolution to provide for such increases only if economically feasible;

NOW THEREFORE, BE IT RESOLVED, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and

BE IT FURTHER RESOLVED, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a result of said increase; and

BE IT FINALLY RESOLVED, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.

Ronald B Fischer
Julia M. Fischer

SUPPORTING STATEMENT

The SBC Pension Fund is well funded. Earnings from investments made the fund "self-sustaining" many years ago. At last report the value of the Pension Fund Assets, less liabilities, was $20,224,506,000.

In recent years, Senior management has used Pension Fund Monies for the lucrative buy-outs and retirement incentives for management personnel. Conversely, non-management retirees continue to eke out a meager existence because they rarely receive any financial assistance in the way of pension increases. Only five small pension increases have been granted since December 31,1983 while inflation has risen over 60%. Compared to inflation, or the largess management employees have received, these five increases are miniscule.

These retired working men and women built this Company into what it is today. During their working years they had a voice through their labor union. Today, they have no voice. Labor unions do not have legal right to negotiate for retirees.

Inflation constantly erodes the limited purchasing power of pension dollars. Providing an annual increase will lessen the bite. The Pension Fund can absorb these proposed increases. The Fund is self-sustaining. No monies from corporate earnings have been contributed into the fund for many years. These retired non-management employees served the Company, its customers and shareowners well during their years of employment. It's time SBC recognized these non-management retirees and their contributions by insuring a more dignified retirement.

Arnold B Fischer
Julia M. Fischer

Edward Jones
1304 Telford Drive
Liberty, MO 64068-1253
(816) 781-3809

Kathy M. Chambers
Investment Representative

Edward Jones

December 17, 2001

Mr. and Mrs. Arnold Fischer
1610 West 10th Street
Sedalia, Missouri 65301

Dear Mr. and Mrs. Fischer;

This letter is to verify the 1014 shares of SBC Communications Inc. held in your account at Edward Jones are shares that were transferred directly from your account at FISERV Securities on October 15, 2001.

Sincerely,

Kathy M. Chambers

Kathy M. Chambers
Investment Representative

LAW OFFICES

BARTLEY, GOFFSTEIN, BOLLATO, AND LANGE, L.L.C.
ATTORNEYS AND COUNSELORS
4399 LACLEDE AVENUE
ST. LOUIS, MISSOURI 63108

WILLIAM H. BARTLEY
JOHN H. GOFFSTEIN
JEROME T. BOLLATO
GARY H. LANGE *
JEFFREY E. HARTNETT
RONALD C. GLADNEY
RICHARD J. BAUGH *
KATHERINE P. SCANNELL
TIMOTHY P. O'MARA *
JAMES R. KIMMEY

(314) 531-1054
FAX (314) 531-1131

* ALSO LICENSED IN ILLINOIS

3401 West Truman Boulevard, Suite 220
Jefferson City, MO 65109
(573) 634-3496

PLEASE RESPOND TO ST. LOUIS OFFICE

January 7, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **SBC Communications, Inc. 2002 Annual Meeting**
Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Sir:

By way of follow-up information, attached herewith is certification that Mr. Arnold Fischer owned the 250 shares of SBC, otherwise known as Southwestern Bell Corporation since November of 1994. If you have any further questions, please advise.

Very truly yours,

[signature]

RONALD C. GLADNEY

RCG:ea

cc: Mr. Arnold B. Fischer, Trustee
Ms. Julia M. Fischer, Trustee
SBC Communications, Inc.

THIRD NATIONAL BANK
POST OFFICE BOX 351
SEDALIA MO 65302

LYNN WELTON 816-827-3333

D SBC 54339311 1 38553 N 1 27 11/11/94 11/18/94 448 4002
YOU
BOT 250 845333103 SOUTHWESTERN BELL CORP

40 10,000.00 109.00 10,109.00

ARNOLD B FISCHER
1610 W 10TH
SEDALIA MO 65301

DELIVERY INSTRUCTIONS
WE WILL DEBIT/CREDIT YOUR ACCOUNT
NUMBER 805750

I CERTIFY THAT ARNOLD B FISCHER HELD THESE SHARES IN HIS ACCOUNT UNTIL HE TRANSFERED THE SHARES TO EDWARD D JONES.

Chris Klingenstein

THIRD NATIONAL BANK
POST OFFICE BOX 351
SEDALIA MO 65302

LYNN WELTON 816-827-3333

D SBC 54339311 1 96025 N 1 27 11/04/94 11/14/94 44S 4082
YOU
BOT 250 845333103 SOUTHWESTERN BELL CORP

41 1/2 10,375.00 87.25 10,462.25

ARNOLD B FISCHER
1610 W 10TH
SEDALIA MO 65301

DELIVERY INSTRUCTIONS
WE WILL DEBIT/CREDIT YOUR ACCOUNT
NUMBER 805750

3374 CEK 5001 497-18-4399

I CERTIFY THAT ARNOLD B FISCHER HELD THESE SHARE IN HIS ACCOUNT UNTIL HE TRANSFERED THE SHARES TO EDWARD D JONES.

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

January 7, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2002 Annual Meeting
Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On December 10, 2001, SBC submitted a letter to the Division of Corporation Finance notifying the Division that it intended to omit from its 2002 proxy statement a shareholder proposal submitted by Arnold Fischer and Julia Fischer. On December 28, 2001, SBC received a fax copy of a letter addressed to the Division, dated December 27, 2001, from Ronald Gladney, counsel for the Fischers, setting forth their response to SBC's letter.

In SBC's December 10 letter, SBC stated that the proposal was excludable from its proxy statement because the proponents failed to provide documentation that they had *continuously* owned the requisite number of SBC shares for one year prior to submitting their proposal. Notwithstanding Mr. Gladney's statement that the proponents had provided SBC with a statement of continuous ownership of SBC shares, the record reflects otherwise. As stated in our December 10 letter, SBC has found no record of proponents as shareholders. Where a shareholder is not the record holder, such as when the shares are held through a broker, nominee, or other custodian on behalf of the shareholder, SBC does not have access to records reflecting ownership of those shares. Although the proponents did submit various brokerage statements proving ownership of SBC shares at various times during the year 2001, they failed to provide a statement from their broker to the effect that such shares were held continuously for the requisite one year-period.

In Mr. Gladney's response, he attached a statement from Edward Jones dated December 17, 2001, which is still insufficient documentation to prove continuous ownership. Not only is it late (the documentation was required by November 29, 2001), but at most it only establishes ownership for two months from October 15, 2001 to December 17, 2001.

Rule 14a-8(b)(1) requires that the proponent "continuously" hold the shares for at least one year by the date the proposal is submitted. Where the proponent is not a record holder, Rule 14a-8(b)(2) specifically requires a verification from the record holder to the effect that the proponent beneficially owns the shares and has complied with the one year holding period. Upon notification of this requirement, the shareholder must supply the information within 14 days of the request by the issuer under Rule 14a-8(f). Although the proponents were timely notified of this deficiency by SBC, they failed to comply with the rule.

In addition, Mr. Gladney attempts to argue that the proposal deals with "extraordinary decisions pertaining to periodic increases to pension benefits" rather than ordinary business operations. SBC maintains that the proposal relates to ordinary business matters because the plan that the proponents seek to affect is a traditional pension plan, the administration of which is part of the ordinary business operations of the company. It is not appropriate, nor even feasible, to have shareholders determine the numerous and complex matters involving employee compensation.

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In its Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." As shown in SBC's December 10, 2001, letter, the Staff has consistently concluded that proposals concerning employment practices and policies for the general workforce relate to the ordinary business of the registrant.

Therefore, in my opinion, SBC may omit the proposal from its proxy materials for its 2002 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosures

cc: Ronald Gladney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated December 10, 2001

The proposal relates to pension benefits.

There appears to be some basis for your view that SBC may exclude the proposal under Rule 14a-8(f). We note that the proponents appear to have failed to supply documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which SBC relies.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor